Exhibit 99.1

Ellomay Capital Reports Results for the Three and Six Months Ended June 30, 2024

Tel-Aviv, Israel, Sept. 30, 2024 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, Israel and the USA, today reported unaudited financial results for the three and six month periods ended June 30, 2024.

Financial Highlights

●	Total assets as of June 30, 2024 amounted to approximately €634.8 million, compared to total assets as of December 31, 2023 of approximately €612.9 million.

●	Revenues[1] for the three months ended June 30, 2024 were approximately €11.2 million, compared to revenues of approximately €13.3 million for the three months ended June 30, 2023. Revenues for the six months ended June 30, 2024 were approximately €19.5 million, compared to revenues of approximately €25 million for the six months ended June 30, 2023.

●	Profit from continuing operations for the three months ended June 30, 2024 was approximately €1.2 million, compared to profit from continuing operations of approximately €1.5 million for the three months ended June 30, 2023. Loss from continuing operations for the six months ended June 30, 2024 was approximately €3.4 million, compared to profit from continuing operations of approximately €4.6 million for the six months ended June 30, 2023.

●	Profit for the three months ended June 30, 2024 was approximately €1.6 million, compared to net profit of approximately €1.3 million for the three months ended June 30, 2023. Loss for the six months ended June 30, 2024 was approximately €3.3 million, compared to net profit of approximately €4.6 million for the six months ended June 30, 2023.

●	EBITDA for the three months ended June 30, 2024 was approximately €4.9 million, compared to EBITDA of approximately €5.5 million for the three months ended June 30, 2023. EBITDA for the six months ended June 30, 2024 was approximately €6.5 million, compared to EBITDA of approximately €9.7 million for the six months ended June 30, 2023. See below under “Use of Non-IFRS Financial Measures” for additional disclosure concerning EBITDA.

●	On December 31, 2023, the Company executed an agreement to sell its holdings in the 9 MW solar plant located in Talmei Yosef. The sale was consummated on June 3, 2024, and the net consideration received at closing was approximately NIS 42.6 million (approximately €10.6 million). In connection with the sale, the Company presents the results of this solar plant as a discontinued operation and the results for the three and six months ended June 30, 2023 were adjusted accordingly.

Financial Overview for the Six Months Ended June 30, 2024

●	Revenues were approximately €19.5 million for the six months ended June 30, 2024, compared to approximately €25 million for the six months ended June 30, 2023. This decrease mainly results from the decrease in electricity prices in Spain.

●	Operating expenses were approximately €9.5 million for the six months ended June 30, 2024, compared to approximately €11.8 million for the six months ended June 30, 2023. The decrease in operating expenses mainly results from a decrease in direct taxes on electricity production paid by the Company’s Spanish subsidiaries as a result of reduced electricity prices. The operating expenses of the Company’s Spanish subsidiaries for the six months ended June 30, 2023 were impacted by the Spanish RDL 17/2022, which established the reduction of returns on the electricity generating activity of Spanish production facilities that do not emit greenhouse gases, accomplished through payments of a portion of the revenues by the production facilities to the Spanish government. Depreciation and amortization expenses were approximately €8.2 million for the six months ended June 30, 2024, compared to approximately €7.8 million for the six months ended June 30, 2023.

[1]	The revenues presented in the Company’s financial results included in this press release are based on IFRS and do not take into account the adjustments included in the Company’s investor presentation.

●	Project development costs were approximately €2.3 million for the six months ended June 30, 2024, compared to approximately €2.2 million for the six months ended June 30, 2023.

●	General and administrative expenses were approximately €3 million for the six months ended June 30, 2024, compared to approximately €2.8 million for the six months ended June 30, 2023. The increase in general and administrative expenses is mostly due to higher consultancy expenses.

●	Share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €1.8 million for the six months ended June 30, 2024, compared to approximately €1.5 million for the six months ended June 30, 2023. The increase in share of profits of equity accounted investee was mainly due to an increase in revenues of Dorad Energy Ltd. as a result of higher quantities produced, partially offset by an increase in operating expenses in connection with the increased production.

●	Financing expenses, net was approximately €2.6 million for the six months ended June 30, 2024, compared to financing income, net of approximately €1.5 million for the six months ended June 30, 2023. The increase in financing expenses, net, was mainly attributable to lower income resulting from exchange rate differences that amounted to approximately €1 million for the six months ended June 30, 2024, compared to approximately €6.9 million for the six months ended June 30, 2023, an aggregate change of approximately €5.9 million. The exchange rate differences were mainly recorded in connection with the New Israeli Shekel (“NIS”) cash and cash equivalents and The Company’s NIS denominated debentures and were caused by the 0.2% devaluation of the NIS against the euro during the six months ended June 30, 2024, compared to a devaluation of 7.1% during the six months ended June 30, 2023. An additional increase in financing expenses for the six months ended June 30, 2024 was due to increased interest expenses mainly resulting from the issuance of the Company’s Series F Debentures in January and April 2024. These increases in financing expenses were partially offset by an increase in financing income of approximately €3.3 million in connection with derivatives and warrants in the six months ended June 30, 2024, compared to the six months ended June 30, 2023.

●	Tax benefit was approximately €1 million for the six months ended June 30, 2024, compared to Tax benefit of approximately €1.2 million for the six months ended June 30, 2023.

●	Loss from continuing operations for the six months ended June 30, 2024 was approximately €3.4 million, compared to profit from continuing operations of approximately €4.6 million for the six months ended June 30, 2023.

●	Profit from discontinued operation (net of tax) for the six months ended June 30, 2024 was approximately €80 thousand, compared to loss discontinued operation of approximately €3 thousand for the six months ended June 30, 2023.

●	Loss for the six months ended June 30, 2024, was approximately €3.3 million, compared to a profit of approximately €4.6 million for the six months ended June 30, 2023.

●	Total other comprehensive income was approximately €5.7 million for the six months ended June 30, 2024, compared to total other comprehensive income of approximately €31.1 million for the six months ended June 30, 2023. The change in total other comprehensive income mainly results from changes in fair value of cash flow hedges, including a material decrease in the fair value of the liability resulting from the financial power swap that covers approximately 80% of the output of the Talasol solar plant (the “Talasol PPA”). The Talasol PPA experienced a high volatility due to the substantial change in electricity prices in Europe. In accordance with hedge accounting standards, the changes in the Talasol PPA’s fair value are recorded in the Company’s shareholders’ equity through a hedging reserve and not through the accumulated deficit/retained earnings. The changes do not impact the Company’s consolidated net profit/loss or the Company’s consolidated cash flows.

●	Total comprehensive income was approximately €2.3 million for the six months ended June 30, 2024, compared to total comprehensive income of approximately €35.7 million for the six months ended June 30, 2023.

●	EBITDA was approximately 6.5 million for the six months ended June 30, 2024, compared to approximately €9.7 million for the six months ended June 30, 2023. See the table on page 13 of this press release for a reconciliation of these numbers to profit and loss.

●	Net cash provided by operating activities was approximately €0.5 million for the six months ended June 30, 2024, compared to approximately €5.3 million for the six months ended June 30, 2023. The decrease in net cash provided by operating activities for the six months ended June 30, 2024, is mainly due to the decrease in electricity prices in Spain. In addition, during the year ended December 31, 2023, the Company’s Dutch biogas plants elected to temporarily exit the subsidy regime and sell the gas at market prices and during the year ended December 31, 2024 these plants returned to the subsidy regime. Under the subsidy regime, plants are entitled to monthly advances on subsidies based on the production during the previous year. As no subsidies were paid to the Company’s Dutch biogas plants for 2023, these plants are not entitled to advance payments for 2024 and the payment for gas produced by the plants during 2024 is expected to be received until July 2025.

CEO Review Second Quarter 2024

Revenues in the first half of 2024 were approximately €19.5 million, compared to revenues of approximately €25 million in the corresponding half last year. The decrease in revenues in an amount of approximately €5.5 million was mainly due to the electricity prices in Spain, which were low and even sometimes negative during the months of March, April and May 2024. During June 2024 the prices started increasing and during July and august 2024 the prices continued to rise sharply.

Operating expenses in the first half of 2024 decreased by approximately €2.3 million compared to the corresponding half last year. Project development expenses in the first half of 2024 increased by approximately €0.1 million compared to the corresponding half last year. Project development expenses for the first half of 2024 included non-recurring expenses of approximately €0.5 million in connection with the cancellation of a guarantee. Excluding such non-recurring expenses, there was a decrease in project development expenses.

Activity in Spain:

In May 2024, the Ellomay Solar project (capacity of 28 MW) reached financial closing of project finance in the amount of €10 million for 16 years at an annual interest rate, fixed through an interest rate swap deal, of approximately 5.5%. After receiving the financing, the majority of the investment in the project was returned.

In the first half of 2024, the Company experienced a trend of a strong decrease in electricity prices in Europe, with the exception of Italy where prices remained stable. The decrease in electricity prices in Spain was approximately 70% compared to the corresponding half in 2023. The most significant decrease was in March, April and May 2024, in which prices decreased by approximately 90% compared to the corresponding months in 2023. The prices picked up in mid-June 2024 and sharply increased in July and August 2024. The main reasons for the decrease in prices in Spain during the first half of 2024 are the relatively warm winter by approximately 6 to 8 degrees (Celsius) above the average on the one hand, and substantial rainfall that caused a sharp increase in hydroelectric power generation on the other hand, when in March alone the power generation from hydro sources jumped from 2,000 GW in the corresponding month in 2023 to 4,700 GW and in April the power generation from hydro sources almost tripled compared to the corresponding month last year. The high output of hydroelectricity also caused a corresponding decrease in the prices of green certificates. A return to normative prices was recorded only in June 2024. In the Company’s estimation this is an unusual event that affected the entire electricity sector in Europe.

Despite the significant drop in electricity prices in Spain, the Company’s revenues from the sale of electricity in Spain for the first half of 2024 did not decrease at the same rate, and stood at approximately €11 million, compared to revenues of approximately €16.2 million in the corresponding half last year. The main reason for the significant drop in electricity prices in Spain not fully impacting the Company’s revenues is that most of the electricity the Company sells in Spain is under a long-term PPA.

Activity of Dorad:

In the first half of 2024, the Dorad power plant recorded an increase in profit, with net profit of approximately NIS 96.3 million, an increase of approximately NIS 21.5 million compared to the corresponding half last year. The Dorad power station received the approval of the National Infrastructures Committee and a positive connection survey to increase the capacity by an additional 650 MW.

Activity in the USA:

In the USA, the development and construction activities of solar projects are progressing at a rapid pace and the construction of the first four projects, with a total capacity of approximately 49 MW, began in early 2024. Completion of construction and connection to the grid of two projects (in an aggregate capacity of approximately 27 MW) is expected by the end of 2024 and of the other two projects (in an aggregate capacity of approximately 22 MW) is expected in early 2025. Additional projects with an aggregate capacity of approximately 30-40 MW are under development and are intended for construction in 2025. The Company executed an agreement to sell the tax credits of the first four projects for approximately $19M.

Activity in Italy:

The Company has a portfolio of 462 MW solar projects in Italy of which 20 MW are operating, 18 MW are under construction, 195 MW are ready to build and 229 MW are under advanced development. The construction of a solar project with a capacity of approximately 18 MW (ELLO 10) is expected to be completed in November 2024, this is in addition to solar projects with a capacity of approximately 20 MW that were gradually connected to the grid during February-May 2024. Therefore, the increase in income from the sale of electricity in Italy will be reflected mainly in the second half of 2024. The construction prices of solar projects in Italy are declining from record levels of approximately €900 thousand per MW to approximately €675 thousand as of today, and the trend may continue. The Company is negotiating with the contractor for construction agreements adjusted to the new market prices for 160 MW that are ready to build, and these agreements are expected to be executed by the end of the year.

New legislation in Italy prohibits the establishment of new projects on agricultural land. This prohibition increases the value of the Company’s portfolio, which is not subject to the prohibition or located on agricultural land. The Company estimates that new possibilities are emerging for obtaining a PPA in Italy, therefore it is expected that project financing will be possible more easily and at lower costs.

The Company executed a commitment letter and term sheet with a European institutional investor for a financing transaction for solar projects with an aggregate capacity of approximately 200 MW. The financing is for 23 years at a fixed interest rate. The parties are in the process of due diligence and negotiation on the agreement, and the final financing agreement is expected to be executed by the end of 2024.

Considering these developments, and the decrease in construction costs, the Company believes that its decision to slow down the pace of construction commencements to meet lower construction and financing costs was correct. Electricity prices in Italy maintain a stable level. Italy is the only country in Europe where no negative electricity prices were recorded. The main reason is local gas-based electricity generation, and no change is expected in the short and medium term.

Activity in Israel:

The Manara Cliff Pumped Storage Project (Company’s share is 83.34%): A project with a capacity of 156 MW, which is in advanced construction stages. The Iron Swords War, which commenced on October 7, 2023, stopped the construction work on the project. The project has protection from the state for damages and losses due to the war within the framework of the tariff regulation (covenants that support financing). The project was expected to reach commercial operation during the first half of 2027 and the continuation of the Iron Swords war will cause a delay in the date of activation. The Israeli Electricity Authority currently approved a postponement of ten months of the dates for the project. In August 2024, a hearing was published in connection with an additional extension of six months (for an aggregate extension of 16 months). The Company and its partner in the project, Ampa, invested the equity required for the project (other than linkage differences), and the remainder of the funding is from a consortium of lenders led by Mizrahi Bank, at a scope of approximately NIS 1.18 billion.

Development of Solar licenses combined with storage:

1.	The Komemiyut and Qelahim Projects: each intended for 21 solar MW and 50 MW / hour batteries. The sale of electricity will be conducted through a private supplier. Commencement of construction is planned for the first quarter of 2025.

The Company waived the rights it won in a solar / battery tender process in connection with these projects and therefore paid a forfeiture of guarantee in the amount of NIS 1.8 million and is in advanced negotiations with a local supplier for the execution of a long-term PPA.

2.	The Talmei Yosef Project: intended for 10 solar MW and 22 MW / hour batteries. The request for zoning approval was approved in the fourth quarter of 2023.

3.	The Talmei Yosef Storage Project in Batteries: there is a zoning approval for approximately 400 MW / hour. The project is designed for the regulation of high voltage storage.

The Company also has approximately 46 solar MW under preliminary planning stages.

Activity in the Netherlands:

During the first half of 2024, the operational improvement in the Company’s biogas plants continued and high production levels were maintained. In addition, significant progress was made in the process of obtaining the licenses to increase production by about 50% in the three plants. Increasing production will require only small investments and is expected to increase income and EBITDA. The directive of the European Union to act to significantly increase the production of greed gas and the establishment of the new government in the Netherlands enable the continuation of the legislative process mandating the obligation to mix green gas with fossil gas and the conclusion of the legislative process is expected soon. This legislation is expected to have a positive effect on the prices of green gas and the price of the accompanying green certificates.

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s operating performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measure presented by other companies. The Company’s EBITDA may not be indicative of the Company’s historic operating results; nor is it meant to be predictive of potential future results. The Company uses this measure internally as performance measure and believes that when this measure is combined with IFRS measure it add useful information concerning the Company’s operating performance. A reconciliation between results on an IFRS and non-IFRS basis is provided on page 15 of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are listed on the NYSE American and the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe, USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

●	Approximately 335.9 MW of operating photovoltaic power plants in Spain (including a 300 MW photovoltaic plant in owned by Talasol, which is 51% owned by the Company) and approximately 20 MW of operating photovoltaic power plants in Italy;

●	9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	A solar plant (18 MW) under construction in Italy;

●	Solar projects in Italy with an aggregate capacity of 195 MW that have reached “ready to build” status; and

●	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of 49 MW that are under construction.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, continued war and hostilities in Israel and Gaza, regulatory changes, including extension of current or approval of new rules and regulations increasing the operating expenses of manufacturers of renewable energy in Spain, increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

	June 30, 2024	December 31, 2023	June 30, 2024
	Unaudited	Audited	Unaudited
	€ in thousands		Convenience Translation into US$ in thousands*
Assets
Current assets:
Cash and cash equivalents	56,044	51,127	59,938
Short term deposits	2,487	997	2,660
Restricted cash	729	810	780
Intangible asset from green certificates	214	553	229
Trade and other receivables	13,540	11,717	14,481
Derivatives asset short-term	1,096	275	1,172
Assets of disposal groups classified as held for sale	-	28,297	-
	74,110	93,776	79,260
Non-current assets
Investment in equity accounted investee	33,532	31,772	35,862
Advances on account of investments	952	898	1,018
Fixed assets	443,151	407,982	473,944
Right-of-use asset	32,594	30,967	34,859
Restricted cash and deposits	17,340	17,386	18,545
Deferred tax	7,480	8,677	8,000
Long term receivables	11,652	10,446	12,462
Derivatives	13,971	10,948	14,942
	560,672	519,076	599,632
Total assets	634,782	612,852	678,892

Liabilities and Equity
Current liabilities
Current maturities of long-term bank loans	10,253	9,784	10,965
Current maturities of long-term loans	5,000	5,000	5,347
Current maturities of debentures	33,993	35,200	36,355
Trade payables	23,657	5,249	25,303
Other payables	11,361	10,859	12,150
Current maturities of derivatives	-	4,643	-
Current maturities of lease liabilities	757	700	810
Liabilities of disposal groups classified as held for sale	-	17,142	-
	85,021	88,577	90,930
Non-current liabilities
Long-term lease liabilities	25,619	23,680	27,399
Long-term bank loans	245,245	237,781	262,286
Other long-term loans	29,303	29,373	31,339
Debentures	117,392	104,887	125,549
Deferred tax	2,587	2,516	2,767
Other long-term liabilities	2,113	939	2,260
Derivatives	25	-	27
	422,284	399,176	451,627
Total liabilities	507,305	487,753	542,557

Equity
Share capital	25,613	25,613	27,393
Share premium	86,220	86,159	92,211
Treasury shares	(1,736)	(1,736)	(1,857)
Transaction reserve with non-controlling Interests	5,697	5,697	6,093
Reserves	7,004	4,299	7,491
Accumulated deficit	(6,471)	(5,037)	(6,921)
Total equity attributed to shareholders of the Company	116,327	114,995	124,410
Non-Controlling Interest	11,150	10,104	11,925
Total equity	127,477	125,099	136,335
Total liabilities and equity	634,782	612,852	678,892

*	Convenience translation into US$ (exchange rate as at June 30, 2024: euro 1 = US$ 1.069)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income (Loss)

	For the Three months ended June 30,		For the Six months ended June 30,		For the year ended December 31,	For the six months ended June 30,
	2024	2023*	2024	2023*	2023	2024
	Unaudited				Audited	Unaudited
	€in thousands (except per share data)					Convenience Translation into US$**
Revenues	11,213	13,266	19,456	24,999	48,834	20,808
Operating expenses	(4,960)	(5,477)	(9,523)	(11,845)	(22,861)	(10,185)
Depreciation and amortization expenses	(4,176)	(3,831)	(8,231)	(7,826)	(16,012)	(8,803)
Gross profit	2,077	3,958	1,702	5,328	9,961	1,820

Project development costs	(866)	(1,028)	(2,281)	(2,192)	(4,465)	(2,439)
General and administrative expenses	(1,414)	(1,383)	(3,034)	(2,816)	(5,283)	(3,245)
Share of profits of equity accounted investee	523	363	1,809	1,541	4,320	1,935
Operating profit (loss)	320	1,910	(1,804)	1,861	4,533	(1,929)

Financing income	2,383	3,441	2,424	8,188	8,747	2,592
Financing income (expenses) in connection with derivatives and warrants, net	2,316	(562)	2,852	(476)	251	3,050
Financing expenses in connection with projects finance	(1,452)	(1,514)	(2,953)	(3,058)	(6,077)	(3,158)
Financing expenses in connection with debentures	(1,851)	(1,012)	(3,562)	(1,840)	(3,876)	(3,810)
Interest expenses on minority shareholder loan	(534)	(468)	(1,088)	(933)	(2,014)	(1,164)
Other financing expenses	(160)	(125)	(283)	(392)	(588)	(303)
Financing income (expenses), net	702	(240)	(2,610)	1,489	(3,557)	(2,793)

Profit (loss) before taxes on income	1,022	1,670	(4,414)	3,350	976	(4,722)
Tax benefit (Taxes on income)	160	(136)	988	1,216	1,436	1,057
Profit (loss) for the period from continuing operations	1,182	1,534	(3,426)	4,566	2,412	(3,665)
Profit (loss) from discontinued operation (net of tax)	391	(245)	79	(3)	(1,787)	84
Profit (loss) for the period	1,573	1,289	(3,347)	4,563	625	(3,581)
Profit (loss) attributable to:
Owners of the Company	2,179	1,395	(1,434)	5,476	2,219	(1,534)
Non-controlling interests	(606)	(106)	(1,913)	(913)	(1,594)	(2,047)
Profit (loss) for the period	1,573	1,289	(3,347)	4,563	625	(3,581)
Other comprehensive income (loss) item that after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	(1,557)	(2,703)	(433)	(8,253)	(7,949)	(464)
Foreign currency translation differences for foreign operations that were recognized in profit or loss	255	-	255	-	-	273
Effective portion of change in fair value of cash flow hedges	(1,335)	12,026	9,126	44,200	39,431	9,760
Net change in fair value of cash flow hedges transferred to profit or loss	(3,741)	(4,809)	(3,284)	(4,809)	9,794	(3,513)
Total other comprehensive income (loss)	(6,378)	4,514	5,664	31,138	41,276	6,056

Total other comprehensive income (loss) attributable to:
Owners of the Company	(3,951)	1,040	2,705	12,055	16,931	2,892
Non-controlling interests	(2,427)	3,474	2,959	19,083	24,345	3,164
Total other comprehensive income (loss) for the period	(6,378)	4,514	5,664	31,138	41,276	6,056
Total comprehensive income (loss) for the period	(4,805)	5,803	2,317	35,701	41,901	2,475

Total comprehensive income (loss) attributable to:
Owners of the Company	(1,772)	2,435	1,271	17,531	19,150	1,358
Non-controlling interests	(3,033)	3,368	1,046	18,170	22,751	1,117
Total comprehensive income (loss) for the period	(4,805)	5,803	2,317	35,701	41,901	2,475

*	The results of the Talmei Yosef solar plant have been reclassified as a discontinued operation and the results for these periods have been adjusted accordingly
**	Convenience translation into US$ (exchange rate as at June 30, 2024: euro 1 = US $ 1.069)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income (Loss) (cont’d)

	For the Three months ended June 30,		For the Six months ended June 30,		For the year ended December 31,	For the six months ended June 30,
	2024	2023	2024	2023	2023	2024
	Unaudited				Audited	Unaudited
	€in thousands (except per share data)					Convenience Translation into US$*
Basic profit (loss) per share	0.04	0.11	(0.10)	0.43	0.17	(0.11)
Diluted profit (loss) per share	0.04	0.11	(0.10)	0.43	0.17	(0.11)

Basic profit (loss) per share continuing operations	0.03	0.09	(0.11)	0.43	0.31	(0.12)
Diluted profit (loss) per share continuing operations	0.03	0.09	(0.11)	0.43	0.31	(0.12)

Basic profit (loss) per share discontinued operation	0.01	(0.02)	0.01	-	(0.14)	0.01
Diluted profit (loss) per share discontinued operation	0.01	(0.02)	0.01	-	(0.14)	0.01

*	Convenience translation into US$ (exchange rate as at June 30, 2024: euro 1 = US$ 1.069)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Changes in Equity

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated Deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total	Non- controlling Interests	Total Equity
	€ in thousands
For the six months ended June 30, 2024 (unaudited):
Balance as at January 1, 2024	25,613	86,159	(5,037)	(1,736)	385	3,914	5,697	114,995	10,104	125,099
Loss for the period	-	-	(1,434)	-	-	-	-	(1,434)	(1,913)	(3,347)
Other comprehensive income (loss) for the period	-	-	-	-	(170)	2,875	-	2,705	2,959	5,664
Total comprehensive income (loss) for the period	-	-	(1,434)	-	(170)	2,875	-	1,271	1,046	2,317
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	61	-	-	-	-	-	61	-	61
Balance as at June 30, 2024	25,613	86,220	(6,471)	(1,736)	215	6,789	5,697	116,327	11,150	127,477

For the six months ended
June 30, 2023 (unaudited):
Balance as at January 1, 2023	25,613	86,038	(7,256)	(1,736)	7,970	(20,602)	5,697	95,724	(12,647)	83,077
Profit (loss) for the period	-	-	5,476	-	-	-	-	5,476	(913)	4,563
Other comprehensive income (loss) for the period	-	-	-	-	(7,882)	19,937	-	12,055	19,083	31,138
Total comprehensive income (loss) for the period	-	-	5,476	-	(7,882)	19,937	-	17,531	18,170	35,701
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	62	-	-	-	-	-	62	-	62
Balance as at June 30, 2023	25,613	86,100	(1,780)	(1,736)	88	(665)	5,697	113,317	5,523	118,840

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated Deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total	Non- controlling Interests	Total Equity
	€ in thousands
For the year ended December 31, 2023 (audited):
Balance as at January 1, 2023	25,613	86,038	(7,256)	(1,736)	7,970	(20,602)	5,697	95,724	(12,647)	83,077
Profit (loss) for the year	-	-	2,219	-	-	-	-	2,219	(1,594)	625
Other comprehensive income (loss) for the year	-	-	-	-	(7,585)	24,516	-	16,931	24,345	41,276
Total comprehensive income (loss) for the year	-	-	2,219	-	(7,585)	24,516	-	19,150	22,751	41,901
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	121	-	-	-	-	-	121	-	121
Balance as at December 31, 2023	25,613	86,159	(5,037)	(1,736)	385	3,914	5,697	114,995	10,104	125,099

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company
	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total	Non- controlling Interests	Total Equity
	Convenience translation into US$ (exchange rate as at June 30, 2024: euro 1 = US$ 1.069)
For the six months ended June 30, 2024 (unaudited):
Balance as at January 1, 2024	27,393	92,146	(5,387)	(1,857)	413	4,186	6,093	122,987	10,808	133,795
Loss for the period	-	-	(1,534)	-	-	-	-	(1,534)	(2,047)	(3,581)
Other comprehensive income (loss) for the period	-	-	-	-	(182)	3,074	-	2,892	3,164	6,056
Total comprehensive income (loss) for the period	-	-	(1,534)	-	(182)	3,074	-	1,358	1,117	2,475
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	65	-	-	-	-	-	65	-	65
Balance as at June 30, 2024	27,393	92,211	(6,921)	(1,857)	231	7,260	6,093	124,410	11,925	136,335

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flow

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,	For the six months ended June 30
	2024	2023	2024	2023	2023	2024
	Unaudited				Audited	Unaudited
	€ in thousands					Convenience Translation into US$*
Cash flows from operating activities
Profit (loss) for the period	1,573	1,289	(3,347)	4,563	625	(3,581)
Adjustments for:
Financing income (expenses), net	(961)	467	2,206	(1,556)	3,034	2,361
Profit from settlement of derivatives contract	199	-	199	-	-	213
Impairment losses on assets of disposal groups classified as held-for-sale	(196)	-	405	-	2,565	433
Depreciation and amortization	4,195	3,949	8,279	8,064	16,473	8,854
Share-based payment transactions	28	31	61	62	121	65
Share of profits of equity accounted investees	(523)	(363)	(1,809)	(1,541)	(4,320)	(1,935)
Payment of interest on loan from an equity accounted investee	-	-	-	-	1,501	-
Change in trade receivables and other receivables	(869)	1931	(3,214)	558	(302)	(3,437)
Change in other assets	5	(35)	5	(155)	(681)	5
Change in receivables from concessions project	478	579	793	836	1,778	848
Change in trade payables	(565)	(533)	(633)	(1,409)	(45)	(677)
Change in other payables	(1,037)	(1,034)	1,759	383	(2,235)	1,881
Income tax expense (tax benefit)	(188)	53	(993)	(1,203)	(1,852)	(1,062)
Income taxes refund (paid)	(85)	(20)	479	(20)	(912)	512
Interest received	799	860	1,706	1,353	2,936	1,825
Interest paid	(3,536)	(3,741)	(5,428)	(4,664)	(10,082)	(5,805)
	(2,256)	2,144	3,815	708	7,979	4,081
Net cash provided by (used in) operating activities	(683)	3,433	468	5,271	8,604	500
Cash flows from investing activities
Acquisition of fixed assets	(10,573)	(14,137)	(19,593)	(27,468)	(58,848)	(20,954)
Interest paid capitalized to fixed assets	(1,121)	-	(1,121)	-	(2,283)	(1,199)
Proceeds from sale of investments	9,267	-	9,267	-	-	9,911
Repayment of loan by an equity accounted investee	-	-	-	-	1,324	-
Loan to an equity accounted investee	-	(8)	-	(68)	(128)	-
Advances on account of investments	(54)	(395)	(54)	(777)	(421)	(58)
Proceeds from advances on account of investments	-	-	-	-	2,218	-
Proceeds in marketable securities	-	-	-	2,837	2,837	-
Investment in settlement of derivatives, net	145	-	159	-	-	170
Proceeds from (investment in) in restricted cash, net	(1,034)	-	119	893	840	127
Proceeds from (investment in) short term deposit	(1,455)	20,688	(1,483)	(1,257)	(1,092)	(1,586)
Net cash provided by (used in) investing activities	(4,825)	6,148	(12,706)	(25,840)	(55,553)	(13,589)
Cash flows from financing activities
Issuance of warrants	-	-	3,735	-	-	3,995
Cost associated with long term loans	(828)	(391)	(1,466)	(706)	(1,877)	(1,568)
Payment of principal of lease liabilities	(187)	(577)	(486)	(777)	(1,156)	(520)
Proceeds from long term loans	10,098	20,735	10,478	21,499	32,157	11,206
Repayment of long-term loans	(4,310)	(5,916)	(6,667)	(6,602)	(12,736)	(7,130)
Repayment of Debentures	(35,845)	(17,763)	(35,845)	(17,763)	(17,763)	(38,336)
Proceeds from issuance of Debentures, net	9,340	-	45,790	55,808	55,808	48,972
Net cash provided by (used in) financing activities	(21,732)	(3,912)	15,539	51,459	54,433	16,619

Effect of exchange rate fluctuations on cash and cash equivalents	(479)	(1,536)	1,188	(3,478)	(2,387)	1,270
Increase in cash and cash equivalents	(27,719)	4,133	4,489	27,412	5,097	4,800
Cash and cash equivalents at the beginning of the period	82,722	69,737	51,127	46,458	46,458	54,680
Cash from disposal groups classified as held-for-sale	1,041	(36)	428	(36)	(428)	458
Cash and cash equivalents at the end of the period	56,044	73,834	56,044	73,834	51,127	59,938

*	Convenience translation into US$ (exchange rate as at June 30, 2024: euro 1 = US$ 1.069)

Ellomay Capital Ltd. and its Subsidiaries

Operating Segments (Unaudited)

	Italy	Spain			USA	Netherlands	Israel
	Solar	Subsidized Solar Plants	28 MW Solar	Talasol Solar	Solar	Biogas	Dorad	Manara Pumped Storage	Solar*	Total reportable segments	Reconciliations	Total consolidated
	For the six months ended June 30, 2024
	€ in thousands
Revenues	529	1,423	513	8,973	-	8,018	29,803	-	278	49,537	(30,081)	19,456
Operating expenses	-	(273)	(337)	(2,252)	-	(6,661)	(22,088)	-	(142)	(31,753)	22,230	(9,523)
Depreciation expenses	(1)	(460)	(587)	(5,741)	-	(1,442)	(2,716)	-	(48)	(10,995)	2,764	(8,231)
Gross profit (loss)	528	690	(411)	980	-	(85)	4,999	-	88	6,789	(5,087)	1,702

Adjusted gross profit (loss)	528	690	(411)	980	-	(85)	4,999	-	317 [2]	7,018	(5,316)	1,702
Project development costs												(2,281)
General and administrative expenses												(3,034)
Share of loss of equity accounted investee												1,809
Operating profit												(1,804)
Financing income												2,424
Financing income in connection with derivatives and warrants, net												2,852
Financing expenses in connection with projects finance												(2,953)
Financing expenses in connection with debentures												(3,562)
Interest expenses on minority shareholder loan												(1,088)
Other financing expenses												(283)
Financing expenses, net												(2,610)
Loss before taxes on income												(4,414)

Segment assets as at June 30, 2024	50,898	12,828	19,345	224,778	38,411	31,411	98,481	176,865	-	653,400	(18,618)	634,782

*	The results of the Talmei Yosef solar plant are presented as a discontinued operation.

[2]	The gross profit of the Talmei Yosef solar plant located in Israel is adjusted to include income from the sale of electricity (approximately €1,264 thousand) and depreciation expenses (approximately €757 thousand) under the fixed asset model, which were not recognized as revenues and depreciation expenses, respectively, under the financial asset model as per IFRIC 12.

Ellomay Capital Ltd. and its Subsidiaries

Reconciliation of Profit to EBITDA (Unaudited)

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,	For the six months ended June 30,
	2024	2023	2024	2023	2023	2024
	€ in thousands					Convenience Translation into US$ in thousands*
Net profit (loss) for the period	1,573	1,289	(3,347)	4,563	625	(3,581)
Financing (income) expenses, net	(702)	240	2,610	(1,489)	3,557	2,793
Taxes on income (Tax benefit)	(160)	136	(988)	(1,216)	(1,436)	(1,057)
Depreciation and amortization expenses	4,176	3,831	8,231	7,826	16,012	8,803
EBITDA	4,887	5,496	6,506	9,684	18,758	6,958

*	Convenience translation into US$ (exchange rate as at June 30, 2024: euro 1 = US$ 1.069)

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders

Financial Covenants

Pursuant to the Deeds of Trust governing the Company’s Series C, Series D, Series E and Series F Debentures (together, the “Debentures”), the Company is required to maintain certain financial covenants. For more information, see Items 4.A and 5.B of the Company’s Annual Report on Form 20-F submitted to the Securities and Exchange Commission on April 18, 2024, and below.

Net Financial Debt

As of June 30, 2024, the Company’s Net Financial Debt, (as such term is defined in the Deeds of Trust of the Company’s Debentures), was approximately €101 million (consisting of approximately €284.53 million of short-term and long-term debt from banks and other interest bearing financial obligations, approximately €159.54 million in connection with the Series C Debentures issuances (in July 2019, October 2020, February 2021 and October 2021), the Series D Convertible Debentures issuance (in February 2021), the Series E Secured Debentures issuance (in February 2023) and the Series F Debentures issuance (in January 2024 and April 2024)), net of approximately €58.5 million of cash and cash equivalents, short-term deposits and marketable securities and net of approximately €284.55 million of project finance and related hedging transactions of the Company’s subsidiaries). The Net Financial Debt and other information included in this disclosure do not include the private placement of Series F Debentures consummated in August 2024.

[3]	The amount of short-term and long-term debt from banks and other interest-bearing financial obligations provided above, includes an amount of approximately €4.5 million costs associated with such debt, which was capitalized and therefore offset from the debt amount that is recorded in the Company’s balance sheet.
[4]	The amount of the debentures provided above includes an amount of approximately €6.6 million associated costs, which was capitalized and discount or premium and therefore offset from the debentures amount that is recorded in the Company’s balance sheet. This amount also includes the accrued interest as at June 30, 2024 in the amounts of approximately €1.5 million.
[5]	The project finance amount deducted from the calculation of Net Financial Debt includes project finance obtained from various sources, including financing entities and the minority shareholders in project companies held by the Company (provided in the form of shareholders’ loans to the project companies).

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series C Debenture Holders

The Deed of Trust governing the Company’s Series C Debentures (as amended on June 6, 2022, the “Series C Deed of Trust”), includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for two consecutive quarters is a cause for immediate repayment. As of June 30, 2024, the Company was in compliance with the financial covenants set forth in the Series C Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series C Deed of Trust) was approximately €117.1 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 46.3%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA6, was 5.7.

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series C Deed of Trust) for the four-quarter period ended June 30, 2024:

For the four-quarter period ended June 30, 2024
Unaudited
€ in thousands
Loss for the period	(7,285)
Financing expenses, net	7,656
Taxes on income	(1,208)
Depreciation	16,417
Share-based payments	120
Adjustment to revenues of the Talmei Yosef solar plant due to calculation based on the fixed asset model	1,871
Adjusted EBITDA as defined the Series C Deed of Trust	17,571

[6]	The term “Adjusted EBITDA” is defined in the Series C Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef solar plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments. The Series C Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series C Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series D Debenture Holders

The Deed of Trust governing the Company’s Series D Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series D Deed of Trust is a cause for immediate repayment. As of June 30, 2024, the Company was in compliance with the financial covenants set forth in the Series D Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series D Deed of Trust) was approximately €117.1 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 46.3%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA7 was 5.4.

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series D Deed of Trust) for the four-quarter period ended June 30, 2024:

For the four-quarter period ended June 30, 2024
Unaudited
€ in thousands
Loss for the period	(7,285)
Financing expenses, net	7,656
Taxes on income	(1,208)
Depreciation and amortization expenses	16,417
Share-based payments	120
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	1,871
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[8]	1,081
Adjusted EBITDA as defined the Series D Deed of Trust	18,652

[7]	The term “Adjusted EBITDA” is defined in the Series D Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series D Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series D Deed of Trust). The Series D Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series D Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”
[8]	The adjustment is based on the results of solar plants in Italy that were connected to the grid and commenced delivery of electricity to the grid during the six months ended June 30, 2024. As these solar plants have not reached PAC (Preliminary Acceptance Certificate) as of June 30, 2024, the Company recorded revenues and did not have direct expenses in connection with these solar plants. However, for the sake of caution, the Company included the expected fixed expenses in connection with these solar plants in the calculation of the adjustment.

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series E Debenture Holders

The Deed of Trust governing the Company’s Series E Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series E Deed of Trust is a cause for immediate repayment. As of June 30, 2024, the Company was in compliance with the financial covenants set forth in the Series E Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series E Deed of Trust) was approximately €117.1 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 46.3%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA9 was 5.4.

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series E Deed of Trust) for the four-quarter period ended June 30, 2024:

For the four-quarter period ended June 30, 2024
Unaudited
€ in thousands
Loss for the period	(7,285)
Financing expenses, net	7,656
Taxes on income	(1,208)
Depreciation and amortization expenses	16,417
Share-based payments	120
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	1,871
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[10]	1,081
Adjusted EBITDA as defined the Series E Deed of Trust	18,652

In connection with the undertaking included in Section 3.17.2 of Annex 6 of the Series E Deed of Trust, no circumstances occurred during the reporting period under which the rights to loans provided to Ellomay Luzon Energy Infrastructures Ltd. (formerly U. Dori Energy Infrastructures Ltd. (“Ellomay Luzon Energy”)), which were pledged to the holders of the Company’s Series E Debentures, will become subordinate to the amounts owed by Ellomay Luzon Energy to Israel Discount Bank Ltd.

As of June 30, 2024, the value of the assets pledged to the holders of the Series E Debentures in the Company’s books (unaudited) is approximately €33.5 million (approximately NIS 134.8 million based on the exchange rate as of such date).

[9]	The term “Adjusted EBITDA” is defined in the Series E Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series E Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series E Deed of Trust). The Series E Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series E Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”
[10]	The adjustment is based on the results of solar plants in Italy that were connected to the grid and commenced delivery of electricity to the grid during the six months ended June 30, 2024. As these solar plants have not reached PAC (Preliminary Acceptance Certificate) as of June 30, 2024, the Company recorded revenues and did not have direct expenses in connection with these solar plants. However, for the sake of caution, the Company included the expected fixed expenses in connection with these solar plants in the calculation of the adjustment.

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series F Debenture Holders

The Deed of Trust governing the Company’s Series F Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series F Deed of Trust is a cause for immediate repayment. As of June 30, 2024, the Company was in compliance with the financial covenants set forth in the Series F Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series F Deed of Trust) was approximately €116.3 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 46.5%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA11 was 5.4.

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series F Deed of Trust) for the four-quarter period ended June 30, 2024:

For the four-quarter period ended June 30, 2024
Unaudited
€ in thousands
Loss for the period	(7,285)
Financing expenses, net	7,656
Taxes on income	(1,208)
Depreciation and amortization expenses	16,417
Share-based payments	120
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	1,871
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[12]	1,081
Adjusted EBITDA as defined the Series F Deed of Trust	18,652

[11]	The term “Adjusted EBITDA” is defined in the Series F Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series F Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series F Deed of Trust). The Series F Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series F Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of Non-IFRS Financial Measures.”
[12]	The adjustment is based on the results of solar plants in Italy that were connected to the grid and commenced delivery of electricity to the grid during the six months ended June 30, 2024. As these solar plants have not reached PAC (Preliminary Acceptance Certificate) as of June 30, 2024, the Company recorded revenues and did not have direct expenses in connection with these solar plants. However, for the sake of caution, the Company included the expected fixed expenses in connection with these solar plants in the calculation of the adjustment.